September 7, 2018

Thomas Travis
President and Chief Executive Officer
Bank7 Corp.
1039 N.W. 63rd Street
Oklahoma City, OK 73116

       Re: Bank7 Corp.
           Registration Statement on Form S-1
           Filed on August 24, 2018
           File No. 333-227010

Dear Mr. Travis:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed August 24, 2018

Unaudited Pro Forma Condensed Financial Information, page 18

1. Reference is made to notes (1) and (2) of the unaudited pro forma condensed statements of income appearing on pages 18-19. Please revise the notes to remove the reference to the securitization transaction.
2. Please expand the unaudited pro forma condensed statements of income to include a line item titled Income before income tax expense.
3. You calculated a provision for income taxes using a combined effective tax rate for
       Federal and Oklahoma income taxes of 40% for the year ended December 31, 2017 and
 Thomas Travis
Bank7 Corp.
September 7, 2018
Page 2
         for the six-month period ended June 30, 2018. Please tell us how you computed this provision since the Federal tax rate is 21% and the state tax rate in Oklahoma is approximately 5%.
Capitalization, page 50

4. Reference is made to note (4) of the Capitalization Table regarding the ratio of Non-owner occupied CRE/total capital. Please revise the note to remove the assumption that an amount of the net proceeds from the offering will be contributed to the bank consistent with the disclosure under the title Use of Proceeds that the company has no plans to contribute net proceeds from the offering to the bank.
Financial Statements
Notes to Consolidated Financial Statements (Unaudited) ., page F-46

5. Please include a subsequent events footnote to the consolidated financial statements to reflect the board of directors approval of a special one-time equity grant under the company's 2018 Equity Incentive Plan pursuant to AS 2801.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christina Harley at 202-551-3695 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-3434 with any other questions.



FirstName LastNameThomas Travis                               Sincerely,
Comapany NameBank7 Corp.
                                                              Division of
Corporation Finance
September 7, 2018 Page 2                                      Office of
Financial Services
FirstName LastName